VIA EDGAR FILING

October 19, 2009

David R. Humphrey
Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Re:           Reading International, Inc.
Form 10-K for the year ended December 31, 2008
Schedule 14A filed April 22, 2009
File No. 001-08625

Dear Mr. Humphrey,

During our review of our amended Annual Report on Form 10-K/A for year ended December 31, 2008, we noted an inconsistency in our roll up of the amount of stock options and restricted stock noted in the reply letter we sent to you on October 13, 2009.  As such, we are amending our reply letter for the disclosure of the full amount of securities outstanding that are anti-dilutive in accordance with ASC 260-10-50-1, paragraph c from 577,850, 577,850, and 514,100 to 915,470, 762,950, and 699,200 for the years ended December 31, 2008, 2007, and 2006, respectively.  We intend to show this disclosure on our amended 2008 Annual Report which we will file on October 20, 2009.  Please see below the corrected response to your Question 1 of your comment letter dated September 30, 2009.

Form 10-K

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Earnings per Share, page 64

1.
Please explain to us why the numbers of shares excluded from the computation of diluted loss per share shown here are different from the numbers of shares shown in the last sentence of Note 4 on page 70.

RESPONSE:

Note 2 on page 64 states the following:

“We had unissued restricted stock of 119,869 shares as of the year ended December 31, 2008 and stock options to purchase 577,850, 577,850, and 514,100 shares of Class A Common Stock were outstanding at December 31, 2008, 2007, and 2006, respectively, at a weighted average exercise price of $5.60, $5.60, and $5.21 per share, respectively.  Stock options to purchase 185,100 shares of Class B Common Stock were outstanding at each of the years ended December 31, 2008, 2007, and 2006 at a weighted average exercise price of $9.90 per share.”

Note 4 on page 70 states the following:

“For the years ended December 31, 2008 and 2007, we recorded losses from continuing operations.  As such, the incremental shares of 152,520 shares of restricted Class A Non-Voting Common Stock and 233,760 of exercisable stock options in 2008 and the 278,376 of exercisable stock options in 2007 were excluded from the computation of diluted loss per share because they were anti-dilutive in those periods.”

The reference to 119,869 shares of unissued restricted stock indicated in Note 2 on page 64 is incorrect.  The correct number is as stated in Note 4 of 152,520 shares.  In addition, we will disclose the full amount of securities outstanding that are anti-dilutive in accordance with ASC 260-10-50-1, paragraph c of 915,470, 762,950, and 699,200 for the years ended December 31, 2008, 2007, and 2006, respectively, in addition to the calculated amount of incremental shares as was reported for the years ended December 31, 2008, 2007, and 2006, respectively.  We will make these corrections in our amended 2008 Form 10-K.

Please feel free to contact me should you have any questions or require additional information in connection with the above.

Sincerely,

/s/ Andrzej J. Matyczynski
Andrzej J. Matyczynski
Chief Financial Officer
Tel:  213 235 2238